November 25, 2024

VIA EDGAR TRANSMISSION

Mindy Hooker

CC: Anne McConnell

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Nuburu, Inc.

Amendment No. 4 to Form 10-K for the Fiscal Year Ended December 31, 2023

Filed November 8, 2024

File No. 001-39489

Dear Ms. Hooker:

Set forth below are responses of Nuburu, Inc. (the “Company,” “we,” “us,” or “our”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated November 20, 2024 with respect to the filing referenced above. For your convenience, the text of the Staff’s comments is set forth in bold text followed by our responses.

Amendment No. 4 to Form10-K for Fiscal Year Ended December 31, 2023

Explanatory Note, page i

1.
We note your disclosure regarding your restatement of previously issued financial statements. Please tell us what consideration was given to providing the disclosures pursuant to Item 402(w) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment.

We respectfully acknowledge the Staff’s comment and note that the Company’s Dodd-Frank Clawback Policy (the “Policy”), which is applicable to all executive officers of the Company, was approved by the Company’s Board of Directors and became effective on December 1, 2023. In addition to any share-based compensation grants granted to the Company’s executive officers, for which vesting is dependent only on an executive’s service to the Company and not based on any financial reporting measure, the incentive compensation paid by the Company to its executive officers with respect to the period covered by the restatement of the Company’s previously issued financials (i.e. during the year ended December 31, 2023) was (i) a one-time cash bonus to the Company’s Chief Executive Officer upon successful completion of the Company’s initial public offering in early 2023 and (ii) a one-time equity award of 500,000 non-qualified stock options upon his promotion to Chief Executive Officer on November 1, 2023. As such, any incentive compensation payable during any period described above was not granted, earned or vested based on financial reporting measures impacted by restatement. The foregoing is the basis upon which the Company determined that there were no payments required to be recouped under the Policy. The terms “incentive compensation payment,” “financial reporting measure,” “received,” and “executive officer” have the meaning assigned to them in 17 C.F.R. §240.10D-1(d).

Please direct any questions that you have with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Sincerely,

/s/ Brian Knaley

Brian Knaley

Chief Executive Officer

CC: Kurt Simmons, WithumSmith+Brown, PC

Amy Bowler, Holland & Hart LLP